Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

2 July 2018

IMMUTEP SUBMITS INVESTIGATIONAL NEW DRUG (IND) APPLICATION WITH FDA

SYDNEY, AUSTRALIA - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”) is pleased to announce that it has submitted its Investigational New Drug (“IND”) application to the United States Food and Drug Administration (“FDA”) for eftilagimod alpha (“efti” or “IMP321”) in June 2018.

If granted by the FDA, the IND application will allow Immutep to ship efti across U.S. State borders to U.S. clinical investigators participating in the Company’s planned TACTI-002 Phase II clinical study, making it an important step in the clinical trial preparations. This is the first IND application for efti in the U.S. following the encouraging pre-IND meeting in November last year.

The IND application incorporates information pertaining to completed pharmacology and toxicology studies for efti, along with manufacturing information and proposed clinical protocol for the TACTI-002 trial.

The Company continues to progress its preparations for the TACTI-002 clinical trial in the United States, Europe and Australia. Immutep expects to commence the TACTI-002 trial in the second half of 2018 and to report the first data from the trial in 2019.

About the TACTI-002 clinical trial

Up to 120 patients will be recruited for the TACTI-002 (Two ACTive Immunotherapies) Phase II study which will take place across approximately 15 study centres in the U.S., Europe and Australia. The trial is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). It will evaluate the safety and efficacy of the combination of efti with MSD’s KEYTRUDA® (pembrolizumab) in patients with two different types of cancers, non-small cell lung cancer and head and neck cancer. It will be a Simon’s two-stage, non-comparative, open-label, single-arm, multicentre clinical study. Patients participating in the trial will be given the combination treatment for 12 months using a 30 mg s.c. efti dosing every 2 or 3 weeks.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information, please visit www.immutep.com or contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com